UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

1. DATE, TIME AND VENUE: on August 4, 2022, at 11:00 a.m., at Telefônica Brasil S.A.’s (“Company”), headquarters, located at Avenida Engenheiro Luiz Carlos Berrini, 1,376, Bairro Cidade Monções, city of São Paulo, São Paulo state.

2. CALL NOTICE: the call notice was published in the Valor Econômico newspaper on June 15, 16/17 and 18/19/20, 2022, page B4, C5 and A12, respectively.

3. ATTENDANCE: shareholders attended, at the first call, for the Extraordinary General Meeting (“Meeting”) representing approximately 90.6% of common shares issued by the Company, which are contained in the Shareholders’ Attendance Book No. 003, and including the valid remote vote ballots received through Banco Bradesco S.A., as the bookkeeping agent for the Company’s shares, under the terms of CMV Resolution 81, of March 29, 2022, according to the synthetic voting map consolidating the votes cast at a distance, disclosed on August 3, 2022 (“Remote Vote Consolidated Map”). Verifying, therefore, legal quorum for the installation of this Meeting and for the deliberation of the matters on the agenda.

Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer; and Mr. Pablo Ezequiel Sola, representative of the Evaluator, qualified below, responsible for preparing the Assessment Report (defined below), to provide any necessary clarifications, were also present.

4. PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira – Meeting Chairman; and Carolina Simões Cardoso – Meeting Secretary.

5. AGENDA:

5.1	Ratify, in the terms of Article 256, paragraph 1 of Law No. 6,404/76 (“Corporations Law”), the conclusion of the “Contract of Purchase and Sale of Shares and Other Covenants” signed on January 28, 2021 by Oi Móvel S.A. – In Judicial Recovery (succeeded by the incorporation of Oi S.A. – In Judicial Recovery) (“Oi Móvel”), as seller, and the Company, Tim S.A. and Claro S.A., as buyers, with the intervention-approval of Telemar Norte Leste S.A. – In Judicial Recovery (succeeded by the incorporation of Oi S.A. – In Judicial Recovery) and Oi S.A. – In Judicial Recovery, as agreed (“Contract”), through which the Company acquired 100% (one hundred percent) of the shares issued by “Garliava RJ Infraestrutura e Redes de Telecomunicações S.A.” (“Target Society”), society of which the mobile telephony assets of Oi Móvel were exclusively contributed to (“UPI Mobile Assets”), acquired by the Company, as a result of the division and segregation of UPI Mobile Assets accorded between the buyers in the terms of the Contract (“Operation”);

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

5.2	Ratify the nomination and contracting of Ernst & Young Assessoria Empresarial Ltda., a limited business company, headquartered in the City of São Paulo, São Paulo State, on Av. Juscelino Kubitschek, No. 1909, Torre Norte, 10th floor, ZIP 04543-011, registered in the CNPJ/ME under the No. 59.527.788/0001-31 (“Evaluator”), company specialized contracted by the Company’s management for the preparation of the evaluation report of the Target Society provided for in Article 256, paragraph 1 of the Brazilian Corporations Law (“Assessment Report”);

5.3	Approve the Assessment Report elaborated by the Evaluator; and

5.4	Ratify the provisions adopted by the Company’s administration for the acquisition of the Target Society in the closing of the Operation.

6. RESOLUTIONS:

Initially, Mr. Chairman stated that he is aware of the minutes of the Preliminary Meeting of the shareholders Telefónica Latinoamérica Holding, S.L., Telefónica S.A. and SP Telecomunicações Participações Ltda., held on July 26, 2022, of which the resolution binds all votes from the shareholders who signed the Shareholders’ Agreement, signed on October 1, 2020, pursuant to the provisions of Article 118 of the Corporations Law.

Mr. Chairman clarified that, as everyone was aware, the main purpose of the Meeting was to discuss and resolve on the ratification of the acquisition, by the Company, of all shares issued by the Target Society, according to Material Facts disclosed by the Company on March 10, 2020, July 18, 2020, July 27, 2020, August 7, 2020, September 7, 2020, December 14, 2020, January 29, 2021, January 31, 2022, February 9, 2022, April 13, 2022, and April 20, 2022.

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

Mr. Chairman informed that the relevant documentation pertinent to the Meeting was made available to the shareholders. The attending shareholders agreed to waive the reading of the documents, as they were of the entire understanding of all, as well as of the Remote Vote Consolidated Map disclosed to the Market, which was made available for consultation.

After examining and discussing the matters on the agenda, the shareholders resolved as follows:

6.1       Ratify, pursuant to Article 256, Paragraph 1, of Corporations Law, the execution of the Contract, through which the Company acquired 100% (one hundred percent) of the shares issued by the Target Society of which they contributed exclusively to the assets of the mobile telephony operation of Oi Móvel acquired by the Company, resulting from the division and segregation of UPI Mobile Assets agreed between the buyers under the Contract.

It was approved, by the majority of the votes, registered abstentions (according to the final map of synthetic vote found in Exhibit A of these minutes), the ratification of the Contract execution through which the Company acquired 100% (one hundred percent) of the shares issued by the Target Society of which they contributed exclusively to the assets of the mobile telephony operation of Oi Móvel acquired by the Company, resulting from the division and segregation of UPI Mobile Assets agreed between the buyers under the Contract.

6.2       Ratify the appointment and hiring of the Evaluator, a specialized company hired by the Company’s management to prepare the Assessment Report.

It was approved, by majority of votes, registered abstentions (according to the final map of synthetic vote found in Exhibit A of these minutes), the ratification of the appointment and hiring of the Evaluator, a specialized company hired by the Company’s management to prepare the Assessment Report.

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

6.3       Approve the Assessment Report prepared by the Evaluator.

It was approved, by majority of votes, registered abstentions (according to the final map of synthetic vote found in Exhibit A of these minutes), the Assessment Report found in Exhibit B of these minutes.

6.4       Ratify the provisions adopted by the Company’s administration for the acquisition of the Target Society in the closing of the Operation.

It was approved, by majority of votes, registered abstentions (according to the final map of synthetic vote found in Exhibit A of these minutes), the ratification of all provisions adopted by the Company’s administration for the acquisition of the Target Society in the closing of the Operation.

7. RIGHT TO WITHDRAW: the approval by the present Meeting of the ratification of the Contract execution through which the Company acquired 100% (one hundred percent) of shares issued by the Target Society, according to Article 256, Subparagraph “b” and Paragraph 2, of Corporations Law, gives the right to withdraw to shareholders of the Company who dissent from the aforementioned resolution taken herein, pursuant to Article 137, of Corporations Law.

The dissent shareholders of the resolution taken at the Meeting will, therefore, have the right to withdraw from the Company, upon reimbursement of the value, of all or part, of their shares, calculated based on the equity value per share issued by the Company, within 30 (thirty) days from the publication of the minutes of this Meetings

The Company will disclose the Notice to Shareholders with the terms, conditions and deadlines for exercising the right of withdraw by the shareholders of the Company dissidents from the resolution taken at this Meeting that ratified the execution of the Contract through which the Company acquired 100% (one hundred percent) of the shares issued by the Target Society.

8. VOTING MAP: according to Article 33, Paragraph 4 of CVM Resolution 80, of March 29, 2022, the final synthetic voting map is signed by the Chairman and Secretary of the Meeting, and is part of these minutes in its Exhibit A, indicating the amount of approvals, rejections, and abstentions that each resolution received.

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

9. CLOSING: there being no further matters to discuss, the Chairman of the Meeting declared the proceedings adjourned and ordered the drawing up of these minutes in a summary form. It was further stated that (i) in the publication of these minutes will be omitted the signatures of the shareholders; and (ii) the written votes were received by the Board, archived at the Company’s headquarters. The minutes were read, approved and signed by the members identified below, already considering the shareholders who voted remotely, in the terms of Article 47, Paragraph 1, of the CVM Resolution 81.

Board: (aa) Breno Rodrigo Pacheco de Oliveira – Meeting Chairman and representing the Management; Carolina Simões Cardoso – Meeting Secretary.

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

Shareholders:

Present through remote voting ballots, pursuant to Article 47, Paragraph 1, RCVM 481:

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND
THE EMERGING M.S. OF THE DFA I.T.CO.
THE MONETARY AUTHORITY OF SINGAPORE
TREASURER OF THE ST.OF N.CAR.EQT.I.FD.P.TR.
VANGUARD INVESTMENT SERIES PLC
STATE OF NEW JERSEY COMMON PENSION FUND D
AEGON CUSTODY BV
SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM
COMMONWEALTH OF PENNSYLV.PUB.SCHOOL EMP RET S
RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND
RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND
STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC
LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED
LOUSIANA STATE EMPLOYEES RETIR SYSTEM
NATIONAL ELEVATOR INDUSTRY PENSION PLAN
PANAGORA GROUP TRUST
ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD
STATE STREET DEFENSIVE EMERGING MARKETS EQUIY FUND
IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR
STATE OF ALASKA RETIREMENT AND BENEFITS PLANS
STATE OF MINNESOTA STATE EMPLOYEES RET PLAN
CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
ALBERTA INVESTMENT MANAGEMENT CORPORATION
USAA INTERNATIONAL FUND
WASHINGTON STATE INVESTMENT BOARD
COMMONSPIRIT HEALTH RETIREMENT MASTER TRUST
FIDELITY INVESTMENTS MONEY MANAGEMENT INC
RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY
AWARE SUPER PTY LTD
LAZARD GLOBAL ACTIVE FUNDS, PLC
LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION
NEW ZEALAND SUPERANNUATION FUND
STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV
BRANDES INSTITUTIONAL EQUITY TRUST
SEI INST INVEST TR WORLD EQ EX-US FUND
COLORADO PUBLIC EMPLOYEES RET. ASSOCIATION
EMPLOYEES RET. SYST. OF THE CITY MILWAUKEE
FIREMEN S ANNUITY AND BEN. FD OF CHICAGO
FORD MOTOR CO DEFINED BENEF MASTER TRUST
FORD MOTOR COMPANY OF CANADA, L PENSION TRUST
ILLINOIS STATE BOARD OF INVESTMENT
INTERNATIONAL MONETARY FUND
MUNICIPAL E ANNUITY A B FUND OF CHICAGO

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

ROBUSTA EMERGING MARKETS EQUITY FUND
SALT RIVER PIMA-MARICOPA INDIAN C
STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME)
SAUDI ARABIAN MONETARY AUTHORITY
HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME
ILLINOIS MUNICIPAL RETIREMENT FUND
SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND
UTAH STATE RETIREMENT SYSTEMS
SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA
BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER
EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS
JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST
NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS
NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST
RUSSEL INVESTMENTS GLOBAL EQUITY POOL
THE REGENTS OF THE UNIVERSITY OF CALIFORNIA
LSV EMERGING MARKETS EQUITY FUND LP
CMLA INTERNATIONAL SHARE FUND
EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU
ALASKA PERMANENT FUND
CITY OF NEW YORK GROUP TRUST
RAILWAYS PENSION TRUSTEE COMPANY LIMITED
VICTORIAN FUNDS MAN C A T F V E M T
BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND
IWA-FOREST INDUSTRY PENSION PLAN
THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND
WELLINGTON DIVERSIFIED INFLATION HEDGES FUND
ISHARES PUBLIC LIMITED COMPANY
NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND
TMTBJ TRT OF SCHRODER GLOBAL EMERGING EQUITY MOTHER FUND
NORTHERN EMERGING MARKETS EQUITY INDEX FUND
KAISER FOUNDATION HOSPITALS
JNL MULTI-MANAGER EMERGING MARKETS EQUITY FUND
BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN
STANISLAUS COUNTY EMPLOYEES RETIREMENT ASSOCIATION
THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN
PARAMETRIC EMERGING MARKETS FUND
ACTIVE M INTERNATIONAL EQUITY FUND
JOHN S. AND JAMES L. KNIGHT FOUNDATION
THE METHODIST HOSPITAL
MGI FUNDS PLC
CHEVRON UK PENSION PLAN
COMMONWEALTH BANK GROUP SUPER
ALASKA COMMON TRUST FUND
LAZARD/WILMINGTON COLLECTIVE TRUST

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

ISHARES MSCI BRAZIL ETF
BRANDES INVESTMENT TRUST - BRANDES INT EQUITY FUND
ISHARES II PUBLIC LIMITED COMPANY
SUNSUPER SUPERANNUATION FUND
SPDR SP EMERGING MARKETS ETF
BAPTIST HEALTH SOUTH FLORIDA, INC.
NEW YORK STATE TEACHERS RETIREMENT SYSTEM
VIRGINIA RETIREMENT SYSTEM
THE TEXAS EDUCATION AGENCY
COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY
STATE STREET EMERGING MARKETS E N-L C TRUST FUND
RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND
JOHN HANCOCK FUNDS II EMERGING MARKETS FUND
FUTURE FUND BOARD OF GUARDIANS
WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND
IPROFILE INTERNATIONAL EQUITY PRIVATE POOL
BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY
EMPLOYEES RET FD OF THE CITY OF FORT WORTH
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND
IVESCO FTSE RAFI EMERGING MARKETS ETF
RUSSEL OVERSEAS EQUITY POOL
NORTHERN TRUST INVESTIMENT FUNDS PLC
BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION
ISHARES MSCI BRIC ETF
PEOPLE S BANK OF CHINA
PUBLIC SECTOR PENSION INVESTMENT BOARD
THE MASTER TRUST BOJ, LTD. AS TOK EMERGING EO MOTHER FD
WILMINGTON TRUST RETIREMENT AND INST S C COLLECTIVE I TRUST
SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND
COLLEGE RETIREMENT EQUITIES FUND
EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD
EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND
CASEY FAMILY PROGRAM
THRIVENT INTERNATIONAL ALLOCATION FUND
STICHTING PENSIOENFONDS UWV
EASTSPRING INVESTMENTS
LEGAL & GENERAL INTERNATIONAL INDEX TRUST
LINCOLN VIP T - L SSGA EMERGING MARKETS 100 FUND
THRIVENT INTERNATIONAL ALLOCATION PORTFOLIO
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF
THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA
RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD
ISHARES III PUBLIC LIMITED COMPANY
NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

SEI INSTITUTIONAL INVESTMENTS TRUST SWE EX-US FUND
HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND
AMERICAN HEART ASSOCIATION, INC.
RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND
PICTET - EMERGING MARKETS INDEX
COMMONWEALTH GLOBAL SHARE FUND 22
COMMONWEALTH GLOBAL SHARE FUND 23
EMERGING MARKETS EQUITY FUND
CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F
BELLSOUTH CORPORATION RFA VEBA TRUST
CENTRAL PROVIDENT FUND BOARD
PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER
PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO
WISDOMTREE GLOBAL HIGH DIVIDEND FUND
STICHTING PGGM DEPOSITARY
ARIZONA PSPRS TRUST
KAISER PERMANENTE GROUP TRUST
FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD
STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F.
SCHWAB EMERGING MARKETS EQUITY ETF
POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST
ISHARES MSCI EMERGING MARKETS ETF
FRANCISCAN ALLIANCE, INC. MASTER PENSION TRUST
THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK
INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF
COMMONWEALTH EMERGING MARKETS FUND 6
GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND
STATE STREET ALL COUNTRY WORLD EX-US A NON-LEN C T F
QSUPER
BMO MSCI EMERGING MARKETS INDEX ETF
WELLINGTON TRUST COMPANY N.A.
FIRST TRUST EMERGING MARKETS ALPHADEX FUND
NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L
THE HARTFORD GLOBAL REAL ASSET FUND
THE HARTFORD INTERNATIONAL VALUE FUND
TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F
LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND
CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.
RUSSELL INSTITUTIONAL FUNDS PUBLIC LIMITED COMPANY
COLUMBIA EMERGING MARKETS CONSUMER ETF
BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND
LAZARD GLOBAL INVESTMENT FUNDS PUBLIC LIMITED COMPANY
WELLS FARGO (LUX) WORLDWIDE FUND
SCOTIA PRIVATE EMERGING MARKETS POOL
SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

DELA DEPOSITARY ASSET MANAGEMENT B.V.
PF INTERNATIONAL VALUE FUND
ABERDEEN LATIN AMERICAN EQUITY FUND
HEXAVEST EMERGING MARKETS FUND
QIC INTERNATIONAL EQUITIES FUND
BRANDES INVESTMENT TRUST - BRANDES INS EMERGING MARKETS FUND
MCKINLEY CAPITAL EMERGING MARKETS GROWTH FUND SERIES A
GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC
FIRST TRUST BRAZIL ALPHADEX FUND
FIRST TRUST LATIN AMERICA ALPHADEX FUND
SSGA SPDR ETFS EUROPE I PLC
STICHTING PENSIOENFONDS ING
EUROPEAN CENTRAL BANK
VERIZON MASTER SAVINGS TRUST
INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS
JOHN HANCOCK HEDGED EQUITY INCOME FUND
VANGUARD EMERGING MARKETS SELECT STOCK FUND
EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD
TEXAS MUNICIPAL RETIREMENT SYSTEM
VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I
TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT
ISHARES MSCI ACWI EX U.S. ETF
ISHARES MSCI ACWI ETF
NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST
FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND
FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND
ISHARES V PUBLIC LIMITED COMPANY
UI-E - J P MORGAN S/A DTVM
AMF PENSIONSFORSAKRING AB
DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE
STATE STREET ALL-COUNTRY W A NON-LENDING COMMON TRUST
ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF
VOYA EMERGING MARKETS INDEX PORTFOLIO
VANGUARD FUNDS PUBLIC LIMITED COMPANY
VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND
PIMCO DIVIDEND AND INCOME FUND
INVESCO SP EMERGING MARKETS LOW VOLATILITY ETF
THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835
ARIEL GLOBAL FUND
PRIME SERIES SCHRODERS EM EQUITY FUND
ISHARES EMERGING MARKETS DIVIDEND ETF
MERCER QIF FUND PLC
JEFFREY LLC
ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL
GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

ASCENSION ALPHA FUND, LLC
COMMONWEALTH SUPERANNUATION CORPORATION
BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND
UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST
STANDARD LIFE INVESTMENT COMPANY - GL EMER M EQ FD
BRANDES GLOBAL OPPORTUNITIES FUND
FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND
FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F
ISHARES CORE MSCI EMERGING MARKETS ETF
ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF
STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F
BLACKROCK GLOBAL INDEX FUNDS
ISHARES VI PUBLIC LIMITED COMPANY
EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR
PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD
ABERDEEN STANDARD OEIC II - ASI EMERGING MARKETS INCOME E. F
ANDRA AP-FONDEN
EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO
MEMORIAL HERMANN HEALTH SYSTEM
BLACKROCK LIFE LIMITED
SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL
KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM I I I
MISSOURI EDUCATION PENSION TRUST
FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET
EATON VANCE MANAGEMENT
GENERAL PENSION AND SOCIAL SECURITY AUTHORITY
CONNECTICUT GENERAL LIFE INSURANCE COMPANY
NORTHERN TRUST COMPANY SUB-ADVISED COLLECTIVE FUNDS TRUST
EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR
WISDOMTREE EMERG MKTS QUALITY DIV GROWTH FUND
QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP
GLOBAL MANAGED VOLATILITY FUND
SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF
CLINTON NUCLEAR POWER PLANT QUALIFIED FUND
THREE MILE ISLAND UNIT ONE QUALIFIED FUND
RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T
STATE STREET IRELAND UNIT TRUST
GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND
EIT GLOBAL ALL COUNTRY MANAGED VOLATILITY EX-AUSTRALIA FUND
EM BRAZIL TRADING LLC
ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED)
GEORGE LUCAS FAMILY FOUNDATION
STANDARD LIFE INVESTMENT COMPANY III - ENHANCED-D G FUND
VIDENT INTERNATIONAL EQUITY FUND - WI

12

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

GLOBAL MACRO CAPITAL OPPORTUNITIES PORTFOLIO
SPDR SP EMERGING MARKETS FUND
DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF
XTRACKERS (IE) PUBLIC LIMITED COMPANY
CUSTODY BANK OF JAPAN, LTD. AS TR F E EQUITY D IN PL F (PPF)
XTRACKERS
FONDO CONSOLIDADO DE RESERVAS PREVISIONALES
FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND
THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792
NN PARAPLUFONDS 1 N.V
NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L
NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND
THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794
ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD
ENSIGN PEAK ADVISORS,INC
SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF
CONSTRUCTION BUILDING UNIONS SUPER FUND
THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828
THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000
GWL GLOBAL INVESTMENT, LLC
WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND
NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST
JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF
BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)
LSV GLOBAL MANAGED VOLATILITY FUND
SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY
STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO
MEMORIAL HERMANN PENSION PLAN AND TRUST
GENERAL ORGANISATION FOR SOCIAL INSURANCE
LEGAL GENERAL GLOBAL EQUITY INDEX FUND
MOBIUS LIFE LIMITED
INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST
METALLRENTE FONDS PORTFOLIO
SHELL FOUNDATION
ISHARES MSCI ACWI LOW CARBON TARGET ETF
RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F
WILMINGTON MULTI-MANAGER ALTERNATIVES FUND
SYNERGIE
LATTICE EMERGING MARKETS STRATEGY ETF
BNY MELLON T AND D (UK)LIMITED AS TRUSTEE OF B MARKET A FUND
POOL REINSURANCE COMPANY LIMITED
LEGAL GENERAL COLLECTIVE INVESTMENT TRUST
ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF
ISHARES EDGE MSCI MULTIFACTOR GLOBAL ETF

13

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF
PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND
RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL
PIMCO RAE EMERGING MARKETS FUND LLC
RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND
COMMONWEALTH GLOBAL SHARE FUND 30
STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND
STATE STREET EMERGING MARKETS EQUITY INDEX FUND
COLONIAL FIRST STATE INVESTMENT FUND 10
GMO BENCHMARK-FREE FUND, A SERIES OF GMO TRUST
CUSTODY BANK OF JAPAN, LTD. AS TR F E M E IN P M FUND
THE BOARD OF THE PENSION PROTECTION FUND
GOLDMAN S S INVESTMENT TRUST (CAYMAN ISLANDS) - M-A E V FUND
WM POOL - EQUITIES TRUST NO. 75
ANALYTIC ALL COUNTRY WORLD LOW VOLATILITY EQUITY FUND LP
FUNDAMENTAL LOW V I E M EQUITY
NORTHERN TRUST UCITS FGR FUND
VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F
WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD
FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND
QSMA1 LLC
STATE STREET ICAV
TELSTRA SUPER PTY LTD T TELSTRA S SHEME
WISDOMTREE EMERGING MARKETS ESG FUND
MEMORIAL HERMANN FOUNDATION
COCA-COLA COMPANY
BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF
SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF
ISHARES ESG MSCI EM ETF
FRANKLIN TEMPLETON ETF T - FRANKLIN LIBERTYQ EMERGING M ETF
FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND
PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD
MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF
ISHARES IV PUBLIC LIMITED COMPANY
WILMINGTON TRUST FIDUCIARY SERVICES COMPANY C I T FOR E
CUSTODY B. OF J. LTD. RE: SMTB G. I. M. F.
DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN
SCHRODER EMERGING MARKET EQUITY FUND
WELLINGTON EMERGING MARKETS EQUITY FUND (AUSTRALIA)
LEGAL & GENERAL ICAV
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MTBJ40002
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MTBJ40002
SEDCO CAPITAL GLOBAL FUNDS - SC GLOBAL EMERGING MARKET EQUIT
VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

14

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

NUCLEAR LIABILITIES FUND LIMITED
MINISTRY OF ECONOMY AND FINANCE
PRIME SUPER
JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT
INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST
CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND
CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND
CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD
FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND
PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD
ARIEL INTERNATIONAL DM/EM LLC
HARTFORD MULTIFACTOR LOW VOLATILITY INTERNATIONAL EQUITY ETF
FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA
HIGHLAND PUBLIC INFLATION HEDGES FUND
LAZARD GLOBAL MANAGED VOLATILITY FUND
WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO
ISHARES MSCI EMERGING MARKETS EX CHINA ETF
PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN
EMERGING MARKETS EQUITY SELECT ETF
SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG
BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND
EMERGING MARKETS EQUITY INDEX MASTER FUND
EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B
EMERGING MARKETS INDEX NON-LENDABLE FUND
EMERGING MARKETS INDEX NON-LENDABLE FUND B
SEI INSTITUCIONAL INVESTMENT TRUST - WORLD S. E. F.
NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND
RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL
FIDELITY INTERNATIONAL LOW VOLATILITY EQUITY INSTITUTIONAL T
LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC
INVESCO PUREBETASM FTSE EMERGING MARKETS ETF
FRANKLIN LIBERTYSHARES ICAV
AQR INNOVATION FUND, L.P.
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000
VICTORYSHARES USAA MSCI E. M. VALUE M. ETF
THE INCUBATION FUND, LTD.
FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI
NATIONAL PENSION INSURANCE FUND
LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND
MGTS AFH DA GLOBAL EMERGING MARKETS EQUITY FUND
VANGUARD EMERGING MARKETS STOCK INDEX FUND
ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND
COLONIAL FIRST STATE INVESTMENT FUND 50

15

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

PARAMETRIC TMEMC FUND, LP
VANECK VECTORS MSCI MULTIFACTOR EMERGING MARKETS E
PFM MULTI-MANAGER SERIES TRUST - PFM MULTI-MANAGER
VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL
DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL
MSCI EQUITY INDEX FUND B - BRAZIL
SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY
PENTEGRA DEFINED BENEFIT PLAN FOR FINANCIAL INSTIT
MSCI ACWI EX-U.S. IMI INDEX FUND B2
LAERERNES PENSION FORSIKRINGSAKTIESELSKAB
FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND
NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF ST. JA
INVESCO STRATEGIC EMERGING MARKETS ETF
WISDOMTREE EMERGING MARKETS MULTIFACTOR FUND
VANGUARD ESG INTERNATIONAL
INTERNATIONAL RESEARCH EQUITY EXTENDED FUND USB, L
VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER F
ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN
XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF
WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL
ABERDEEN MANAGED DISTRIBUTION FUND
GARD UNIT TRUST
LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND
BLACKROCK MSCI ACWI ESG FOCUS INDEX FUND
XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY
AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F
LSV EMERGING MARKETS EQUITY FUND USA
SYMMETRY PANORAMIC GLOBAL EQUITY FUND
SYMMETRY PANORAMIC INTERNATIONAL EQUITY FUND
FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING
DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C
DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES
VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
SEI GLOBAL MASTER FUND PLC - THE SEI FACTOR ALLOCA
KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E
BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND
FIDELITY COVINGTON TRUST: F. E. M. M. ETF
PHILADELPHIA GAS WORKS PENSION PLAN
FIDEICOMISO FAE
PENSIOENFONDS WERK EN (RE)INTERGRATIE
CHUBB CORPORATION MASTER RETIREMENT TRUST
BRIGHTHOUSE FUNDS TRUST I-SSGA EMERGING MARKETS EN
HARTFORD GLOBAL IMPACT FUND
MERCER UCITS COMMON CONTRACTUAL FUND

16

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM
AQR LUX FUNDS II - AQR STYLE PREMIA: ALL COUNTRY EQUITY FUND
FLEXSHARES EMERGING MARKETS QUALITY LOW VOLATILITY INDEX FUN
LGPS CENTRAL ALL WORLD EQUITY CLIMATE MULTI FACTOR
STICHTING BLUE SKY LIQUID ASSET FUNDS
VANGUARD ACTIVE EMERGING MARKET EQUITY FUND
DFC EMERGING MARKETS EQUITY FUND
JSS INVESTMENTFONDS-JSS SUSTAINABLE EQUITY -S.E.MARKETS
NBIMC LOW VOLATILITY EMERGING MARKETS EQUITY FUND
RBC QUANT EMERGING MARKETS DIVIDEND LEADERS ETF
RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF
SUN LIFE SCHRODER EMERGING MARKETS FUND
GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M
VANGUARD INTERNATIONAL CORE STOCK FUND
SSTL AS DEPOSITARY OF FP BRUNEL PENSION PARTNERSHI
SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP
ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLE
CALVERT EMERGING MARKETS ADVANCEMENT FUND
GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF
KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND
THRIVENT CORE EMERGING MARKETS EQUITY FUND
TRANSAMERICA EMERGING MARKETS OPPORTUNITIES
ASSET MANAGEMENT EXCHANGE UCITS CCF
VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
ISHARES ESG MSCI EM LEADERS ETF
1895 FONDS FGR
GMO C FD MASTER P,A SERIES OF GMO OFFSHORE MASTER P V LTD
BLK MAGI FUND
KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND
WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) III SICAV
LEGAL GENERAL CCF
VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER
STICHTING PENSIOENFONDS PGB
KAPITALFORENINGEN PENSAM INVEST, PSI 3 GLOBALE AKTIER 3
ISHARES ESG ADVANCED MSCI EM ETF
ARERO - DER WELTFONDS -NACHHALTIG
INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND
COMMONSPIRIT HEALTH OPERATING INVESTMENT POOL, LLC
DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM
JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T
NATIONAL EMPLOYMENT SAVINGS TRUST
MAP INSTITUTIONAL LLC 800 SERIES
DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF
LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND
IMCO EMERGING MARKETS PUBLIC EQUITY LP

17

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT
VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U
HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG
QIC LISTED EQUITIES FUND
JNL EMERGING MARKETS INDEX FUND
WISDOMTREE EMERGING MARKETS EFFICIENT CORE FUND
INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN
PAX GLOBAL SUSTAINABLE INFRASTRUCTURE FUND
RUSSELL INVESTMENTS CANADIAN DIVIDEND POOL
CIBC EMERGING MARKETS EQUITY INDEX ETF
NEW AIRWAYS PENSION SCHEME
LGIASUPER TRUSTEE
GMO EQUITY DISLOCATION INVESTMENT FUND, A SUB-FUND
MACQUARIE MULTI-FACTOR FUND
MACQUARIE TRUE INDEX EMERGING MARKETS FUND
KAPITALFORENINGEN INVESTIN PRO, VELLIV EMERGING MA
CUSTODY BANK OF JAPAN, LTD. RE: SMTB DAIWA/WELLING
FLEXSHARES EMERGING MARKETS LOW VOLATILITY CLIMATE
FLEXSHARES EMERGING MARKETS HIGH DIVIDEND CLIMATE
INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST
NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN
STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN
COMMONWEALTH GLOBAL SHARE FUND 16
COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR
SPDR BLOOMBERG SASB EMERGING MARKETS ESG SELECT ET
TRINITY COLLEGE CAMBRIDGE
FLEXSHARES ESG AND CLIMATE EMERGING MARKETS CORE INDEX FUND
LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS
INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL
INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL
ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT
AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER
AVIVA INVESTORS
AVIVA LIFE PENSIONS UK LIMITED
BK OF BERMUDA (GR) LTD AS TR OF SH EM MKT FD
BK OF BER (GUE) LMT AS TR SCHO INT DV MKT FD
BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD
ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND
BUREAU OF LABOR FUNDS - LABOR INSURANCE FUND
FORSTA AP-FONDEN
H.E.S.T. AUSTRALIA LIMITED
JPMORGAN FUNDS
BUREAU OF LABOR FUNDS - LABOR PENSION FUND
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND
MANAGEMENT BOARD PUBLIC SERVICE PENSION FUND

18

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

Present in person:

_____________________________________________ SP TELECOMUNICAÇÕES PARTICIPAÇÕES LTDA. TELEFÓNICA LATINOAMÉRICA HOLDING, S.L. TELEFÓNICA S.A. TELEFÓNICA CHILE S.A. (p.p. Carolina Simões Cardoso)

19

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

_____________________________________________ TELEFÓNICA LATINOAMÉRICA HOLDING, S.L. TELEFÓNICA S.A. Represented by Santander Caceis Brasil DTVM S.A. (p.p. Carolina Simões Cardoso)

__________________________________________________________

ABERDEEN LATIN AMERICAN INCOME FUND LLC

ABERDEEN STANDARD SICAV I - DIVERSIFIED INCOME FUND

ABERDEEN STANDARD SICAV I - EMERGING MARKETS INFRASTRUCTURE EQUITY FUND

ABERDEEN STANDARD SICAV I - LATIN AMERICAN EQUITY FUND

AMUNDI ETF ICAV - AMUNDI MSCI ACWI SRI PAB UCITS ETF

BEST INVESTMENT CORPORATION

M&G FUNDS (1) BLACKROCK EMERGING MARKETS EQUITY FUND

STANDARD LIFE ASSURANCE LIMITED

Represented by BANCO BNP PARIBAS BRASIL S.A.

(p.p. Christiano Marques de Godoy)

_____________________________________________ NUSHARES ESG EM MKTS EQ ETF Represented by ITAU UNIBANCO S.A. (p.p. Christiano Marques de Godoy)

20

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

_______________________________________________

IT NOW IBOVESPA FUNDO DE ÍNDICE

IT NOW IDIV FUNDO DE INDICE

IT NOW ISE FUNDO DE INDICE

ITAU CAIXA ACOES FI

ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA

ITAU IBOVESPA ATIVO MASTER FIA

ITAU INDEX ACOES IBRX FI

ITAÚ AÇÕES DIVIDENDOS FI

ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO

ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FI

ITAÚ IBRX ATIVO MASTER FIA

ITAÚ INDEX AÇÕES IBOVESPA FI

ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ S&P B3 LOW VOLATILITY FUNDO DE INVESTIMENTO EM AÇÕES

QUANTAMENTAL HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

Represented by ITAU UNIBANCO S.A. - ANBID 34

(p.p. Christiano Marques de Godoy)

21

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

__________________________________________

AMUNDI ESG GLOBAL LOW CARBON FUND

AMUNDI FUNDS

AMUNDI INDEX SOLUTIONS

GLOBAL MULTI-FACTOR EQUITY FUND

LUX IM

MOST DIVERSIFIED PORTFOLIO SICAV

Represented by SANTANDER CACEIS BRASIL DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.

(p.p. Christiano Marques de Godoy)

________________________________________________ CITIBANK N.A. Represented by CITIBANK DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. (p.p. Christiano Marques de Godoy)

Outros:

_________________________

Pablo Ezequiel Sola

Representative of the Evaluator

I hereby certify that this is a faithful copy of the minutes of the 54th Extraordinary General Meeting of Telefônica Brasil S.A., held on August 4, 2022, drawn up in the Company’s book. This is a free English Translation.

___________________________________________

Carolina Simões Cardoso

Meeting Secretary

22

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

Exhibit A – Final Synthetic Voting Map

	APPROVE	REJECT	ABSTAIN
	Number of Ordinary Shares	Number of Ordinary Shares	Number of Ordinary Shares
(1) Ratify, pursuant to Article 256, Paragraph 1, of Corporations Law, the execution of the Contract, through which the Company acquired 100% (one hundred percent) of the shares issued by the Target Society of which they contributed exclusively to the assets of the mobile telephony operation of Oi Móvel acquired by the Company, resulting from the division and segregation of UPI Mobile Assets agreed between the buyers under the Contract.	1,514,265,885	204,075	67,231
(2) Ratify the appointment and hiring of the Evaluator, a specialized company hired by the Company’s management to prepare the Assessment Report.	1,514,314,077	156,278	66,836
(3) Approve the Assessment Report prepared by the Evaluator.	1,514,286,197	162,890	88,104
(4) Ratify the provisions adopted by the Company’s administration for the acquisition of the Target Society in the closing of the Operation.	1,514,326,113	171,514	39,564

Board:

23

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

___________________________________ Breno Rodrigo Pacheco de Oliveira Meeting Chairman	___________________________________ Carolina Simões Cardoso Meeting Secretary

24

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 54th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 4, 2022

Exhibit B

Assessment Report

25

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 4, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director